Mail Stop 6010

								August 4, 2005


Lee Hartwell
President and Chief Executive Officer
Hemosol Corp.
2585 Meadowpine Blvd.
Mississauga, Ontario L5N 8H9
Canada

	Re:	Hemosol Corp.
		Annual Report on Form 20-F for the Year Ended December
31,
2004
		Filed June 30, 2005
		File No. 0-50778

Dear Mr. Hartwell:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 20-F

Strategic Alliance with ProMetic, page 16

1. Based on the emphasis you place on the Cascade technology throughout the filing, it appears you should file as exhibits the license agreement and the strategic alliance agreement with ProMetic.
See Instruction 4(b)(ii) to Exhibits in Form 20-F. Please include these exhibits in an amended Form 20-F.

Clinical Overview - Hemoloink, page 22

2. Please identify and describe the adverse events that caused you to halt clinical trials in March 2003. Also, in the "Clinical
Highlights" discussion on page 23, identify and discuss the principal issues noted by Health Canada on April 25, 2001, by the U.K.
Medicines
Control Agency after your February 2001 submission, and by the FDA on
August 13, 2001.

3. Please explain what you will need to do to re-initiate clinical trials on Hemolink in the U.S., Canada, and the U.K. For example, will you need to re-submit any applications, or will you simply be able to resume trials at will?

The Cascade Process, page 24

4. In this section, you state the Cascade technology extracts certain proteins from plasma. We presume this means the plasma has less of the proteins after undergoing the Cascade technology. However, based on the descriptions of the three target products on pages 26-27, it appears the Cascade technology will benefit people with deficiencies of those three products. Please clarify how reducing the proteins in the plasma will cure a deficiency. For example, is the plasma that goes through the Cascade from people other than the patient, as opposed to a patient`s own plasma?

Share Ownership, page 56

5. Please disclose the percentage of total outstanding shares owned by each person in the table. See Item 6.E of Form 20-F.

Item 15. Controls and Procedures, page 73

6. We note the CEO and CFO`s evaluation took place within 90 days of the date of filing, and the conclusion of effectiveness is "as of the date of his evaluation." Item 15(a) of Form 20-F requires that the conclusion be as of the end of the period covered by the report, not as of a time within 90 days of filing. Please revise this section accordingly.


Consolidated Financial Statements

Auditors` Report, page F-2

7. Please tell us the name of the auditors. Please note that the auditors` opinion should include the name of the auditing firm as required by Rule 2.02(a) of Regulation S-X.

Consolidated Statements of Loss, page F-4

8. It appears the future tax benefit recorded in Consolidated Statement of Loss for 2004 is related to the net gain recorded on the sale of your future tax assets as disclosed in Footnote 9. Please tell us why you have recorded a benefit instead of a charge related to the future tax liability. To assist us in understanding the arrangement and the recording of the future tax liability, please consider showing us the journal entries related to the sale of the future tax assets.

*	*	*

	As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange
Act of
1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Joseph Roesler at (202) 551-3628 or Mary Mast at
(202) 551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Greg
Belliston at (202) 551-3861 or me at (202) 551-3715 with any other questions.

								Sincerely,



								Jeffrey Riedler
								Assistant Director

cc:	Pardip Gill
	Director of Finance
	Hemosol Corp.
	2585 Meadowpine Blvd.
	Mississauga, Ontario L5N 8H9
	Canada
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Lee Hartwell
Hemosol Corp.
August 4, 2005
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